Albany Atlanta Brussels Denver Los Angeles Miami New York	303 Peachtree Street, NE • Suite 5300 Atlanta, GA 30308 Tel: 404.527.4000 mckennalong.com	Northern Virginia Orange County Rancho Santa Fe San Diego San Francisco Seoul Washington, DC
DEREK B. SWANSON Direct Phone: 404.527.4037 Direct Fax: 404.527.4198	EMAIL ADDRESS dswanson@mckennalong.com

September 11, 2013

Via UPS

Mr. Daniel F. Duchovny

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Subject: Analysts International Corporation

Schedule TO-T filed September 3, 2013 by American CyberSystems, Inc.

and ACS Merger Corp.

SEC File No. 005-19161

Dear Mr. Duchovny:

This letter is sent on behalf of ACS Merger Corp. (“Purchaser”) and American CyberSystems, Inc. (“Parent”, and together with Purchaser, the “Filing Persons”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter dated September 9, 2013 regarding the above-referenced filing.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Filing Persons’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

Mr. Daniel F. Duchovny September 11, 2013 Page 2

Offer to Purchase

Summary Term Sheet, page 1

1.	We note that the while the Offerors have received commitment letters to finance the purchase of securities, the offer is subject to the Financing Condition described on page 2. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response

We hereby confirm that the Filing Persons will (1) promptly file an amendment to the Schedule TO disclosing this material change, (2) disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1), and (3) ensure that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

2.	On a related note, we note your disclosure on page 3 that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Response

The financial statements of the Filing Persons are not material to stockholders of Analysts International Corporation (“Analysts”). First, if the Minimum Tender Condition and the other conditions to the Offer are satisfied, all stockholders of Analysts, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of the stockholders of Analysts as such stockholders will have no ongoing interest in the business or operations of Purchaser or the Company after the consummation of the Offer and the Merger. In addition, to the extent the Financing Condition limits the

Mr. Daniel F. Duchovny September 11, 2013 Page 3

availability of the “safe harbor” provision of Instruction 2(b) to Item 10 of Schedule TO, it does not result in financial statements being material to stockholders. If the proceeds from the Debt Commitment Letters are not available, the Filing Persons will be unable to purchase the shares tendered into the Offer unless other sources of debt financing become available. At the present time and as disclosed in the Schedule TO, neither Parent nor Purchaser has, nor is either pursuing, any alternative financing arrangements or alternative financing plans. Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

3.	Refer to the first full question and answer on page 5. It appears from your disclosure that the merger agreement would allow a situation in which the offer is not expired or terminated before the Company files a definitive proxy statement. In such a case, please provide us with your analysis of the Company’s ability to proceed in such a way while in compliance with Rule 14e-5.

Response

The Filing Persons have revised the disclosure under the heading “Under What Circumstances Would the Company File a Proxy Statement with the Commission?” to disclose that only a preliminary proxy statement will be filed before the Offer is consummated and to clarify that the Purchaser may terminate the Offer three business days after the later of (i) ten days after the filing of a preliminary proxy statement with the Commission relating to the Merger and (ii) the date on which the Commission has confirmed orally or in writing that it has no further comments on the preliminary proxy statement. The Filing Persons supplementally advise the Staff that they will not cause the Company to file a definitive proxy statement with the SEC until such time as the Offer has terminated or expired under the circumstances described in the first full question and answer on page 5, and the disclosure therein has been updated accordingly.

The parties’ ability to proceed in the manner described above would not violate Rule 14e-5. Rule 14e-5 prohibits the purchase of any subject securities except as part of the tender offer during the time period between the announcement of the tender offer and the expiration of the tender offer. As mentioned above, the Company will not seek proxies from its shareholders before the termination or expiration of the Offer and therefore will not directly or indirectly purchase or arrange to purchase any shares of the Company’s common stock during the pendency of the Offer. The Filing Persons further respectfully advise the Staff that the parties’ potential approach of terminating the Offer and pursuing the Merger does not implicate the policy objectives of Rule 14e-5 because the consideration to be received by the Company’s shareholders in the Offer and the Merger are identical and therefore there is no potential for coercion or disparate treatment of shareholders. The proposed approach to pursue the Merger in lieu of the Offer as summarized above therefore would not violate Rule 14e-5.

Mr. Daniel F. Duchovny September 11, 2013 Page 4

4.	We note the disclosure in the question and answer entitled “What is the Top-Up Option and when could it be exercised?” Please revise your disclosure to quantify the number of shares available for the top-up option and clearly state whether the available shares would allow you to increase your ownership from 60% of the outstanding shares (thus satisfying the Minimum Condition) to the short-form merger threshold.

Response

In response to the Staff’s comment, the Filing Persons have revised the disclosure regarding the Top-Up Option to quantify the number of shares available for the top-up option and to explain the circumstances in which the available shares would allow the Filing Persons to increase their ownership to be above the short-form merger threshold.

Withdrawal Rights, page 19

5.	Please revise to describe the withdrawal rights as set forth in Section 14(d)(5) of the Exchange Act.

Response

In response to the Staff’s comment, the Filing Persons have revised to describe the withdrawal rights as set forth in Section 14(d)(5) of the Exchange Act.

Certain Information Concerning the Company, page 23

6.	Please confirm supplementally, with a view toward revised disclosure, that you are not attempting to disclaim your own disclosure under the caption “Sources of Information” and in the first paragraph of the section “Background of the Offer and the Merger.” Filing persons may not disclaim responsibility for their own disclosure.

Response

In response to the Staff’s comment, the Filing Persons have revised the disclosure under the heading “Sources of Information” and in the first paragraph of the section “Background of the Offer and the Merger” to remove the language in question.

Background of the Offer and the Merger, page 25

7.	Please revise this section to describe the negotiation of the tender and support agreements and the retention/transaction bonus agreements.

Mr. Daniel F. Duchovny September 11, 2013 Page 5

Response

In response to the Staff’s comment, the Filing Persons have revised this section to describe the negotiation of the tender and support agreements and the retention/transaction bonus agreements.

Conditions of the Offer, page 50

8.	We note the language in the first paragraph in this section that the conditions of the offer could be triggered “at any time on or after the date of the Merger Agreement.” Note that conditions to the offer must occur during the offer period so as not to make the offer illusory. Additionally, if an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. Please confirm your understanding supplementally.

Response

The Filing Persons supplementally confirm that conditions to the offer must occur during the offer period so as not to make the offer illusory, and that if an event triggers a listed offer condition, and the Filing Persons determine to proceed with the offer anyway, they have waived the offer condition. The Filing Persons have also revised the disclosure in the first paragraph of this section to reflect the Staff’s comment.

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

If you have any questions or would like to discuss any of the Filing Persons’ responses, please do not hesitate to call me at (404) 527-4037 or, if more convenient, send me an e-mail at dswanson@mckennalong.com.

Very truly yours,

/s/ Derek B. Swanson
Derek B. Swanson

cc:	Sanjeev Sardana Michael J. Cochran

Exhibit A

ACKNOWLEDGMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN CYBERSYSTEMS, INC.

By: /s/ Rajiv Sardana

Name: Rajiv Sardana

Title: Chief Executive Officer

ACS MERGER CORP.

By: /s/ Rajiv Sardana

Name: Rajiv Sardana

Title: Chief Executive Officer